UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Massbank Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
576152102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 27, 2007, Amendment No. 1 which was filed on August 7, 2007, Amendment No. 2 which was filed on November 2, 2007, Amendment No. 3 which was filed on December 20, 2007, Amendment No. 4 which was filed on January 14, 2008, Amendment No. 5 which was filed on January 30, 2008,  Amendment No. 6 which was filed on February 25, 2008, and Amendment No. 7 which was filed on March 24, 2008 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Lawrence Seidman (“Seidman”), LSBK06-08, L.L.C. (“LSBK”), Thomas C. Goggins ("Goggins"), and Welles C. Hatch ("Hatch"), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Massbank Corp., a Massachusetts corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Berggruen Holdings North America Ltd., a Reporting Person, sold 53,131 shares constituting all the shares owned of the Issuer and has ceased to be a Reporting Person.  (For details, please see attached Schedule A.)

5. Interest in Securities of the Issuer

(a)(b)(c)  As of the close of business on August 14, 2008, the Reporting Persons owned beneficially an aggregate of 264,483 shares of Common Stock which constituted approximately 6.25% of the 4,233,079 shares of Common Stock outstanding as of June 3, 2008 as disclosed in the Issuer's Proxy Statement dated June 6, 2008.

There have not been any transactions, other than previously reported transactions, in the Common Stock effected by the Reporting Persons within the past (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2008
By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated October 30, 2007

Schedule A

Entity	Date Sold	Costper Share	Sales Price	Number of Shares Sold

Berggruen Holdings	7/18/2008	39.7228	$754,653.32	18,998
Berggruen Holdings	7/21/2008	39.7479	$167,696.29	4,219
Berggruen Holdings	7/28/2008	39.7198	$41,149.68	1,036
Berggruen Holdings	7/29/2008	39.7461	$43,203.98	1,087
Berggruen Holdings	7/30/2008	39.7660	$151,627.67	3,813
Berggruen Holdings	7/31/2008	39.7314	$246,294.80	6,199
Berggruen Holdings	8/1/2008	39.7809	$64,524.62	1,622
Berggruen Holdings	8/4/2008	39.7975	$31,838.00	800
Berggruen Holdings	8/5/2008	39.7500	$73,617.00	1,852
Berggruen Holdings	8/6/2008	39.7500	$40,743.75	1,025
Berggruen Holdings	8/7/2008	39.7500	$206,739.75	5,201
Berggruen Holdings	8/8/2008	39.7548	$27,550.08	693
Berggruen Holdings	8/12/2008	39.7851	$105,589.66	2,654
Berggruen Holdings	8/13/2008	39.7910	$81,730.71	2,054
Berggruen Holdings	8/14/2008	39.8259	$74,793.04	1,878
Total			2,111,752.35	53,131